EXHIBIT 12.1

ROWAN COMPANIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed charges:
Interest expensed and capitalized	$74,579	$64,829	$29,514	$18,624	$25,913
Amortization of capitalized expenses related to indebtedness	1,057	1,057	1,057	1,057	1,057
Rental expense representative of interest factor	1,859	1,220	1,330	2,190	3,802
Preferred dividend requirements	—	—	—	—	—

Total fixed charges	$77,494	$67,106	$31,901	$21,871	$30,772

Earnings:
Pretax income from continuing operations	$130,080	$359,535	$447,518	$612,957	$597,672
Fixed charges	77,494	67,106	31,901	21,871	30,772
Interest capitalized	(54,508)	(39,950)	(21,486)	(17,426)	(9,977)
Amortization of capitalized interest	4,727	3,484	3,028	2,489	2,440
Preferred dividend requirements	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$157,793	$390,175	$460,961	$619,891	$620,907

Ratio of earnings to fixed charges	2.0	5.8	14.4	28.3	20.2